Consolidated Financial Statements of

Consolidated Uranium Inc.

For the years ended December 31, 2022 and 2021

(Expressed in Canadian dollars)

Independent Auditor's Report

To the Shareholders of Consolidated Uranium Inc.

Opinion

We have audited the consolidated financial statements of Consolidated Uranium Inc. and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2022 and 2021 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS").

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there were no key audit matters to communicate in our report.

Other information

Management is responsible for the other information. The other information comprises Management's Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner of the audit resulting in this independent auditor's report is Glen McFarland.

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

May 1, 2023

CONSOLIDATED URANIUM INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Expressed in Canadian Dollars

		December 31, 2022	December 31, 2021
	Note
Assets
Current Assets
Cash and cash equivalents		$14,834,706	$29,569,409
Restricted cash		55,000	35,000
Amounts receivable		413,828	923,614
Marketable securities	4	1,642,583	1,550,042
Prepaid expenses and deposits		538,916	1,081,714
Total Current Assets		17,485,033	33,159,779
Non-Current Assets
Property and equipment	6	256,168	76,136
Other investments	10	800,000	-
Environmental bond	5(a),8	1,837,903	1,377,517
Total Assets		$20,379,104	$34,613,432

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	7,15	$2,244,053	$5,571,400
Lease liability	6	19,805	60,000
Total Current Liabilities		2,263,858	5,631,400

Non-Current Liabilities
Long term lease liability	6	-	17,246
Asset retirement obligation	8	1,742,000	1,300,000
Total Liabilities		$4,005,858	$6,948,646

Shareholders' Equity
Share capital	9(a)	115,243,596	105,032,556
Warrant reserve	9(b)	10,175,257	10,526,667
Option reserve	9(c)	8,226,490	5,171,049
RSU reserve	9(d)	565,380	-
Accumulated other comprehensive income		1,311,844	1,419,303
Accumulated deficit		(119,149,321)	(94,484,789)
Total Shareholders' Equity		16,373,246	27,664,786
Total Liablities and Shareholders' Equity		$20,379,104	$34,613,432

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 5, 18)

Subsequent events (Note 19)

These consolidated financial statements were authorized for issue by the Board of Directors on May 1, 2023.

"Philip Williams"	"John Jentz"
Philip Williams, Director	John Jentz, Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED URANIUM INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Expressed in Canadian Dollars

		For the year ended:
		December 31,	December 31,
	Note	2022	2021
			Note 20
Expenses
Mineral property acquisition and exploration	5	$13,025,110	$59,723,076
Share-based compensation	9,15	4,474,289	3,181,507
Professional fees	12	3,990,567	3,672,070
Consulting fees and salaries	15	2,533,399	1,652,170
Shareholder communications	12	1,103,332	2,381,655
Office and other		417,420	132,624
Travel		229,270	-
Depreciation	6	68,709	44,866
Total operating expenditures		25,842,096	70,787,968
Interest income		(255,722)	(29,636)
Foreign exchange (gain)/loss		(532,739)	112,487
Impairment loss	10	-	310,000
Termination payment	10	-	(160,000)
Loss for the year before discontinued operations		25,053,635	71,020,819

Discontinued operations
Moran Lake exploration expenditures	16	-	1,983,383
Realized gain on spin-out of Labrador Uranium	16	(8,720,000)	-
(Gain)/loss from discontinued operations		(8,720,000)	1,983,383
Net loss for the year		16,333,635	73,004,202

Other comprehensive (income) loss
Unrealized loss (gain) on marketable securities and other
investments, net of tax	4,10	107,459	(567,976)
Comprehensive loss for the year		$16,441,094	$72,436,226

Loss from continuing operations per share
Basic and diluted		$0.33	$1.56

(Gain)/loss from discontinued operations per share
Basic		$(0.11)	$0.04
Diluted		$(0.11)	$0.04

Weighted average shares outstanding
Basic		76,338,627	45,544,824
Diluted		80,834,043	45,544,824

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED URANIUM INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in Canadian Dollars

					Restricted	Accumulated other
	Common		Warrant	Option	Stock Unit	comprehensive	Accumulated	Shareholders'
	Shares	Amount	Reserve	Reserve	Reserve	income	deficit	equity
	#	$	$	$	$	$	$	$
Balance - December 31, 2021	72,036,827	105,032,556	10,526,667	5,171,049	-	1,419,303	(94,484,789)	27,664,786
Share-based compensation (note 9)	-	-	-	3,466,902	1,007,386	-	-	4,474,288
Options exercised (note 9)	52,500	53,308	-	(22,358)	-	-	-	30,950
Options expired during the year (note 9)	-	-	-	(389,103)	-	-	389,103	-
Warrants exercised (note 9)	2,832,311	1,371,968	(351,410)	-	-	-	-	1,020,558
RSUs issued (note 9)	194,670	322,126	-	-	(442,006)	-	-	(119,880)
Shares issued for property acquisitions (note 5,9)	3,885,808	8,463,638	-	-	-	-	-	8,463,638
Dividend in-kind - spin-out of Labrador Uranium (note 16)	-	-	-	-	-	-	(8,720,000)	(8,720,000)
Unrealized loss on securities and other investment (note 4, 10)	-	-	-	-	-	(107,459)	-	(107,459)
Loss for the period	-	-	-	-	-	-	(16,333,635)	(16,333,635)
Balance - December 31, 2022	79,002,116	115,243,596	10,175,257	8,226,490	565,380	1,311,844	(119,149,321)	16,373,246

					Restricted	Accumulated other
	Common		Warrant	Option	Stock Unit	comprehensive	Accumulated	Shareholders'
	Shares	Amount	Reserve	Reserve	Reserve	income	deficit	equity
	#	$	$	$	$	$	$	$
Balance - December 31, 2020	29,426,842	24,374,002	3,896,122	2,828,017	-	851,327	(21,480,587)	10,468,881
Private placement financings (note 9)	19,447,938	32,363,446	7,637,000	-	-	-	-	40,000,446
Finders compensation warrants (note 9)	-	-	915,232	-	-	-	-	915,232
Shares issued for services	83,786	242,979	-	-	-	-	-	242,979
Cost of share issuance (note 9)	-	(3,197,515)	(364,748)	-	-	-	-	(3,562,263)
Share-based compensation (note 9)	31,954	71,670	-	3,039,366	-	-	-	3,111,036
Options exercised (note 9)	756,667	1,552,434	-	(696,334)	-	-	-	856,100
Warrants exercised (note 9)	6,605,988	7,009,500	(1,556,939)	-	-	-	-	5,452,561
Shares issued to acquire mineral properties (note 9)	14,727,346	40,748,955	-	-	-	-	-	40,748,955
Shares issued for property option agreements (note 9)	956,306	1,867,085	-	-	-	-	-	1,867,085
Unrealized gain on marketable securities (note 4)	-	-	-	-	-	567,976	-	567,976
Loss for the period	-	-	-	-	-	-	(73,004,202)	(73,004,202)
Balance - December 31, 2021	72,036,827	105,032,556	10,526,667	5,171,049	-	1,419,303	(94,484,789)	27,664,786

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED URANIUM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian Dollars

		For the year ended:
		December 31,	December 31,
	Note	2022	2021

Cash flows from (used in) operating activities
Loss for the year		$(16,333,635)	$(73,004,202)
Adjustment for non-cash items:
Acquisition of exploration properties	5	8,463,638	42,616,040
Share-based compensation	9	4,354,408	3,111,036
Depreciation	6	68,709	44,866
Interest expense	6	2,559	4,081
Lease modification	6	-	(1,549)
Unrealized loss on investment	10	-	310,000
Termination payment	10	-	(160,000)
Shares issued for services	9	-	242,979
Asset retirement obligation	8	442,000	1,300,000
Realized gain on spin-out of Labrador Uranium	16	(8,720,000)	-
Change in working capital items:
Amounts receivable		509,786	(856,332)
Prepaid expenses and deposits		542,798	(638,299)
Accounts payable and accrued liabilities		(3,327,347)	5,193,361
Net cash (used in) operating activities		(13,997,084)	(21,838,019)

Cash flows from (used in) investing activities
Environmental bond		(460,386)	(1,377,517)
Restricted cash		(20,000)
Purchase of property and equipment	6	(248,741)	-
Purchase of other investment	5,10	(800,000)	(150,000)
Reduction of security deposit		-	25,000
Net cash (used in) investing activities		(1,529,127)	(1,502,517)

Cash flows from (used in) financing activities
Shares issued for cash from exercise of warrants	9	1,020,558	5,452,561
Shares issued for cash from exercise of options	9	30,950	856,100
Lease payments	6	(60,000)	(47,500)
Shares and warrants issued for cash	9	-	40,000,446
Share issue costs	9	-	(2,647,031)
Net cash provided by financing activities		991,508	43,614,576

Net (decrease) increase in cash and cash equivalents		(14,534,703)	20,274,040
Cash and cash equivalents - beginning of year		29,569,409	9,295,369
Cash and cash equivalents - end of year		$15,034,706	$29,569,409

Cash		1,744,706	29,525,493
Cash equivalents		13,090,000	43,916
		14,834,706	29,569,409

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

1. NATURE OF OPERATIONS

Consolidated Uranium Inc. (the "Company" or "CUR") was incorporated under the Business Corporations Act (British Columbia) on April 26, 2004. The Company is currently engaged in the acquisition, exploration and development of mineral properties in Argentina, Australia, Canada and the United States of America. The head office and principal address of the Company is 217 Queen Street West, suite 303, Toronto, Ontario, M5V 0P5.

On July 23, 2021, the Company announced its continuance to Ontario under the name "Consolidated Uranium Inc.". The Company's common shares trade under the ticker symbol, "CUR", on the TSX Venture Exchange ("TSX-V"), and on the OTCQB under the ticker symbol "CURUF".

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's continued existence is dependent upon the preservation of its interests in the underlying properties, the achievement of profitable operations, or the ability of the Company to raise additional financing, as necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of operations for such properties, these procedures do not guarantee the Company's title. Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, aboriginal claims, and non-compliance with regulatory, environmental, and social requirements. The Company's property interests may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

During the year ended December 31, 2022, the Company had a loss of $16,333,635 (year ended December 31, 2021 - $73,004,202) and comprehensive loss of $16,441,094 (year ended December 31, 2021 - 72,436,226) and working capital as at December 31, 2022 of $15,221,175 (December 31, 2021 - $27,538,379). The Company believes that it will have sufficient capital to operate over the next 12 months, including carrying out the Company's planned exploration activities.

These consolidated financial statements are prepared in accordance with International Financial Reporting standards ("IFRS") appropriate for a going concern which assumes that the Company will continue to realize the value of its assets and discharge its liabilities and other obligations in the ordinary course of business. Should the Company be required to realize the value of its assets in other than the ordinary course of business, the net realizable value of its assets may be materially less than the amounts shown in the consolidated financial statements. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to repay its liabilities and meet its other obligations in the ordinary course of business or continue operations.

2. BASIS OF PRESENTATION Statement of Compliance

These consolidated financial statements for the year ended December 31, 2022, including comparatives, have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts ("$"). These consolidated financial statements are presented in Canadian dollars, which is presentation currency of the Company. The functional currency of all subsidiaries are Canadian dollars. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange rate differences are recorded in the foreign exchange gain or loss.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

These consolidated financial statements were approved and authorized for issue by the Company's board of directors on May 1, 2023.

The Company's subsidiaries include:

- NxGold Australia Pty. Ltd. ("NxGold Australia"), was incorporated in Australia on December 18, 2017. NxGold Australia owns 100% of Roe Gold Limited ("RGL").

- ICU Australia Pty Ltd. was registered in Queensland, Australia on February 8, 2021.

- 2847312 Ontario Inc. was incorporated in Ontario, Canada on June 14, 2021.

- On August 19, 2021 the Company acquired a 100% interest in 12942534 Canada Ltd.

- CUR USA Blocker Inc, was incorporated in Delaware, United States on August 30, 2021.

These consolidated financial statements of the Company consolidate the accounts of the Company and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de- consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany balances and transactions.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about critical judgments and estimates in applying accounting policies, and areas where assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following areas:

Mineral resource estimates

The figures for mineral resources are determined in accordance with National Instrument 43-101, "Standards of Disclosure for Mineral Projects", issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operations.

Estimation of decommissioning and reclamation costs and the timing of expenditure

Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Cost estimates are updated annually to reflect known developments and are subject to review at regular intervals.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

Share-based payments and warrants

Management determines costs for share-based payments and warrants using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments for share-based payments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviours and corporate performance. Assumptions and judgments for determining the value of warrants include estimating the future volatility of the share price, expected dividend yield and expected risk-free rate of return. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgment to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

Fair value of investment in securities not quoted in an active market or private company investments Where the fair values of financial assets and financial liabilities recorded on the consolidated statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data is not available, judgment is required to establish fair values.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company as set out below have been consistently followed in the preparation of these consolidated financial statements.

a) Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the presentation currency of the Company. The functional currency of the subsidiaries are Canadian dollars. The consolidated financial statements of the Company are translated into the presentation currency. Assets and liabilities have been translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (the average rate for the period). All resulting exchange rate differences are recorded in the foreign exchange gain or loss.

Foreign currency transactions are translated into the Company's functional currency using the exchange rate prevailing at the date of the transaction or the date of valuation (when items are re-measured). Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot rate of exchange in effect as at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated into the reporting currency using the exchange rate as at the date of the initial transaction. Any gains or losses on foreign exchange translation is recorded in the statement of loss.

b) Cash and cash equivalents

Cash equivalents include deposits held with banks which may be settled on demand or an original maturity of less than 90 days.

Restricted cash consists of cash balances which are restricted as to withdrawal or usage. This includes cash collateral for credit cards, cash held for remediation activities related to exploration and evaluation properties.

c) Mineral Property Acquisition and Exploration Expenditures

Mineral property acquisition costs are expensed as incurred. Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, drilling and other work involved in searching for ore. All exploration expenditures are expensed as incurred.

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures incurred subsequent to this date related to development and construction are capitalized as construction-in-process and classified as a component of property, plant and equipment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Mining properties and process facility assets are amortized upon commencement of commercial production either on a unit-of-production basis over measured and indicated resources included in the mine plan or the life of mine.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

d) Property and Equipment

Recognition and measurement

Items of property and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Subsequent costs

The cost of replacing part of an item of property and equipment is recognized when that cost is incurred, if it is probable that the future economic benefits of the item will flow to the Company and the cost of the item can be measured reliably.

Depreciation

The carrying amount of property and equipment (including initial and subsequent capital expenditures) is amortized to the estimated residual value over the estimated useful life of the specific assets. Depreciation is calculated over the estimated useful life of each significant component of equipment as follows:

•	Right-of-use assets	3-5 years straight line basis
•	Leasehold improvements	straight line basis over term of lease
•	Furniture	5 years straight line basis
•	Vehicles	5 years straight line basis

Depreciation methods, useful lives, and residual values are reviewed at least annually, and adjusted if appropriate.

Disposal

Gains and losses on the disposition of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized in profit or loss.

e) Impairment

An impairment loss is recognized when the carrying amount of an asset or a cash generating unit ("CGU") exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect to CGU's are allocated first to reduce the carrying amount of any goodwill allocated to the CGU's and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount of an asset is the greater of an asset's fair value less the cost to sell the asset and its value in use. In assessing value in use, estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows largely independent of those from other assets, the recoverable amount is determined for the CGU to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimate used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

f) Asset Retirement Obligations

Asset retirement obligations are recorded when a present legal or constructive obligation exists as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted with the market discount rate.

Over time, the discounted liability is increased for changes in present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.

g) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued to non-employees for consideration other than cash are measured at the fair value of goods or services received or the fair value of the common shares issued, if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods and services are received. The fair value of the common shares is determined based on their quoted market value at the date of issuance.

h) Share-based payments

The Company's stock option plan allows Company employees, directors, officers and consultants to acquire common shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity reserves.

The Company's restricted share unit ("RSU") plan allows Company employees, directors, officers and consultants to acquire common shares of the Company. The fair value of RSU's granted is recognized as a share-based payment expense with a corresponding increase in equity reserves.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of granted options is measured using the Black- Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. RSUs that the Company intends to settle through the issuance of common shares are expensed over the vesting period on a straight-line basis based on the grant date fair value and are not remeasured. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options and RSU's that are expected to vest.

In situations where equity instruments are issued to settle amounts due or for goods or services received by the Company as consideration which cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the amount settled or goods or services received.

i) Warrants

The Company issues warrants either as part of a financing, whereby the investor acquires a unit which is comprised of a common share and a warrant, or for services. Warrants allow the holder to acquire common shares of the Company.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

Where the warrant is issued for services received by the Company it is considered a share-based payment and is valued as a share-based payment. The fair value of the warrant is valued using the Black-Scholes pricing model.

j) Financial Instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVOCI"), or at amortized cost. The Company determines the classification of financial assets at initial recognition. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as held-for-trading instruments or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost, less any impairment.

Financial assets and liabilities at FVTPL are initially recorded at fair value. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Financial assets at FVOCI are initially recorded at fair value. Unrealized gains or losses arising from changes in the fair value of the financial assets held at FVOCI are included in other comprehensive income or loss in the period where they arise. Upon disposition, cumulative gains and losses of financial assets in other comprehensive income or loss are reclassified to profit or loss.

Impairment of Financial Assets at Amortized Cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the expected credit losses for the next twelve months. Regardless of whether credit risk has increased significantly, the loss allowance for trade receivables without a significant financing component classified at amortized cost are measured using the lifetime expected credit loss approach. The Company shall recognize the amount (or reversal) of expected credit losses as an impairment gain or loss in the statements of loss.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when the Company transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the statements of loss.

Privately-held investments

Securities in privately-held companies are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company's management estimates the fair value of investments. These are included in Level 3 within the fair value hierarchy.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company's judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately-held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed. The resulting values may differ from values that would be realized had a ready market existed. The mounts at which the Company's privately-held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

k) Earnings and Loss per Share

Basic earnings/loss per share is calculated by dividing the earnings/loss for the year by the weighted average number of common shares outstanding during the year.

The weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.

l) Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

m) Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

• The contract involves the use of an identified asset;

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

• The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

• The Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method.

The Company presents the right-of-use asset related to its office lease in property and equipment.

n) Discontinued Operations

A discontinued operation is a component of the Company that either has been abandoned, disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operation; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation; or (iii) is a subsidiary acquired exclusively with a view to resell. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

o) Reclassification for Presentation

Certain amounts on the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021, have been reclassified for presentation purposes.

Recent Accounting Pronouncements

During the year ended December 31, 2022, the Company adopted a number of amendments and improvements of existing standards. These included amendments to IAS 1, IAS 16, IAS 37, and IFRS 16. These new standards and changes did not have any material impact on the Company's financial statements.

Certain new standards, interpretations, amendments and improvements to existing standards were issued by IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2023. Updates that are not applicable or are not consequential to the Company have been excluded thereof. The following have not yet been adopted and are being evaluated to determine their impact on the financial statements.

IAS 1 - In February 2021, the IASB issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 1 - Presentation of Financial Statements ("IAS 1") was revised in January 2020 and July 2020 to (I) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the right to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

IAS 8 - In February 2021, the IASB issued 'Definition of Accounting Estimates' to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for year ends beginning on or after January 1, 2023.

IAS 12 - In May 2021, the IASB issued 'Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction' that clarifies how entities account for deferred tax on transactions such as leases and decommissioning obligations. The amendments are effective for year ends beginning on or after January 1, 2023.

4. MARKETABLE SECURITIES

Marketable securities consist of 279,791 common shares of NexGen Energy Ltd. ("NexGen"). The carrying value is based on the estimated fair value of the common shares determined using quoted market prices. These shares are classified as FVOCI.

	December 31, 2022	December 31, 2021
Opening	$1,550,042	$982,066
Unrealized gain, net of tax	92,541	567,976
Closing	$1,642,583	$1,550,042

5. MINERAL PROPERTY ACQUISITION AND EXPLORATION EXPENDITURES

For the years ended December 31, 2022 and 2021, the Company's mineral property acquisition and exploration expenditures were as follows:

	North America		Argentina
2022	Energy Fuels	Other	Laguna Salada	Other
Acquisition cost	$-	$-	$944,795	$-
Exploration and evaluation expenditures
Personnel	548,818	-	332,859	278,461
Drilling	1,017,628	-	13,451	-
Land management	962,530	-	85,746	58,714
Travel	228,185	-	360,681	86,681
Other	287,928	275,596	121,174	29,239
Balance, December 31, 2022	$3,045,089	$275,596	$1,858,706	$453,095

	Australia
2022	Ben Lomond	Milo	Queensland	Other	Total
Acquisition cost	$3,011,707	$1,953,523	$1,123,607	$20,823	$7,054,455
Exploration and evaluation expenditures
Personnel	53,952	81,599	2,035	75,140	1,372,864
Drilling	-	-	-	-	1,031,079
Land management	332,151	8,321	-	80,992	1,528,454
Travel	-	-	3,879	-	679,426
Other	391,643	18,614	183,660	50,978	1,358,832
Balance, December 31, 2022	$3,789,453	$2,062,057	$1,313,181	$227,933	$13,025,110

	Australia	Argentina		North America
2021	Milo	Laguna Salada	Energy Fuels	Mountain Lake	Dieter Lake	Matoush	Total
Acquisition cost	$500,000	$2,129,840	$42,520,259	$1,811,000	$268,903	$10,740,692	$57,970,694
Exploration and evaluation expenditures
Personnel	-	-	34,495	-	-	-	34,495
Land management	-	-	87,630	-	-	1,550	89,180
Travel	-	-	1,808	-	-	-	1,808
Other	-	81,802	1,502,740	-	-	42,357	1,626,899
Balance, December 31, 2021	$500,000	$2,211,642	$44,146,932	$1,811,000	$268,903	$10,784,599	$59,723,076

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

(a) Acquisition and Strategic Alliance with Energy Fuels

On October 27, 2021, the Company and Energy Fuels Inc., an arms-length party prior to this transaction ("Energy Fuels"), closed an acquisition (the "EF Transaction"), whereby the Company acquired a portfolio of uranium projects located in Utah and Colorado, United States (the "EF Projects") pursuant to an asset purchase agreement (the "EF Purchase Agreement") among CUR and certain wholly-owned subsidiaries of Energy Fuels (collectively, the "EF Parties"). In connection with the closing of the EF Transaction, the companies have also entered into toll-milling, operating and investor rights agreements with respect to the Projects.

Pursuant to the EF Purchase Agreement, CUR acquired from the EF Parties a 100% interest in the Tony M, Daneros and Rim mines in Utah, as well as the Sage Plain property and eight U.S. Department of Energy Leases in Colorado, for the following consideration:

- the payment of US$2.0 million in cash at closing;

- the issuance of 11,860,101 CUR common shares ("CUR Shares") at closing, which resulted in

Energy Fuels holding 19.9% of the outstanding CUR Shares at that time (see note 9);

- the payment of US$3.0 million in cash on or before the 18-month anniversary of closing of the

Transaction (the "First Deferred Payment");

- the payment of an additional US$3.0 million in cash on or before the 36-month anniversary of closing of the Transaction (the "Second Deferred Payment"); and

- the payment of up to US$5.0 million in contingent cash payments tied to achieving commercial production at the Tony M Mine, the Daneros Mine and the Rim Mine.

The EF Purchase Agreement includes provision for the return of the Projects to Energy Fuels in the event that CUR does not make the First Deferred Payment or Second Deferred Payment, as described above.

In relation to the EF Projects, the Company has paid an environmental bond to the U.S. Bureau of Land Management in the amount of $1,738,781 and has recorded environmental obligations of $1,366,000. See note 8.

In the event that CUR completed a private placement or prospectus offering for minimum gross proceeds of $1,000,000 within 36 months, the EF Parties had the right to accelerate (the "Acceleration Right") a portion of the First Deferred Payment and the Second Deferred Payment, as applicable, through the issuance of CUR Shares up to a maximum amount equal to the product of: (A) the gross proceeds of the financing, multiplied by (B) the EF Parties' then current cumulative percentage ownership of CUR Shares on a non-diluted basis prior to completion of the financing. The CUR Shares issued pursuant to the Acceleration Right will be based on the market price of the CUR Shares at the time of issuance.

On November 22, 2021, the Company completed a private placement financing that triggered the Acceleration Right, and the Company issued 1,875,085 common shares to the EF Parties at a fair value of $4,968,975 based on the unit price of the private placement financing. The share issuance fully satisfies the First Deferred Payment and partially satisfies the Second Deferred Payment. See Note 9(ix).

The balance of the second deferred payment is accrued at December 31, 2022 and 2021.

Pursuant to a financial advisory agreement related to the EF Transaction, the Company paid an advisory fee comprised of $450,624 in cash and 83,786 common shares at a value of $2.90 per share based on the quoted market price of the Company's shares issued at the transaction date.

(b) Matoush Uranium Project

On August 19, 2021, the Company completed the acquisition of a 100% undivided interest in the Matoush uranium project, located in the province of Québec, Canada. The project is subject to a 1.5% net smelter return royalty from the sale of the mineral products extracted or derived.

Upon closing, the Company issued 2,000,000 common shares of the Company, having a value of $3,480,000, and made a cash payment of $3,500,000. The value of share consideration was priced at $1.74 per share, based on the quoted market price of the Company's shares issued at the transaction date.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

On February 18, 2022, the Company issued an additional 821,976 common shares, having a value of $2,211,115 based on the closing share price of the Company and $1,500,000 in cash to satisfy the deferred payment terms of the acquisition. The amounts were included in property payments for the year ended December 31, 2022 was $211,115 (year ended December 31, 2021 - $3,500,000) (note 7, 9(vii)).

(c) Laguna Salada Uranium and Vanadium Project

In December 2020, the Company entered into an option agreement with Green Shift Commodities Ltd. ("Green Shift") (Formerly U3O8 Corp.) to acquire a 100% interest in the Laguna Salada uranium and vanadium project in Chubut Province, Argentina. The acquisition was completed on December 21, 2021.

On June 11, 2021, the Company paid consideration of $148,085 satisfied by the issuance of 56,306 common shares and a cash payment of $225,000. The shares issued reflected a market price of $2.63 based on the quoted price of the Company's shares issued at the transaction date.

On April 14, 2022, the Company issued 374,441 common shares with a value of $928,614, at a share price of $2.48 based on the quoted market price of the Company's shares at the transaction date to Green Shift, in satisfaction of all future contingent payments owed in relation to the Laguna Salada Project including exercise of the option (note 9(vi)).

(d) Dieter Lake Uranium Project

On February 3, 2021, the Company announced its acquisition of Dieter Lake uranium deposit in Québec, Canada.

(e) Ben Lomond Uranium Project

In June 2020, the Company entered into an option agreement with Mega Uranium Ltd. ("Mega") to acquire a 100% interest in the Ben Lomond and Georgetown (Maureen) uranium projects in Australia.

Pursuant to the option agreement, the Company issued 900,000 common shares and 900,000 common share purchase warrants to Mega, with each warrant entitling the holder to acquire a common share at an exercisable price of $0.30 per common share for a period of 24 months from the date of issuance, and $180,000 in cash.

The Company provided notice to Mega of its exercise of the option to acquire 100% of the Ben Lomond project on June 14, 2022, for consideration of $2,453,203, comprised of $2,020,760 for the exercise of the option and an additional $432,443 Mega is entitled to receive under the spot price contingent payment terms of the agreement. The entire amount was satisfied by the issuance of 1,340,548 common shares, with the value of share consideration priced at $1.83 per share, based on the quoted market price of the Company's shares at the transaction date (note 9(iv)). As a result of the exercise, Mega had the right, for a period of 120 days from the exercise of the Ben Lomond option, to sell the Georgetown project to the Company for additional consideration of $500,000, payable in cash or shares of the Company. Mega declined the option to sell the Georgetown project to the Company. The Company has an obligation to make contingent payments, in cash or shares, tied to the future spot price of uranium as follows:

Uranium Spot Price	Ben Lomond
(USD)	Payments (CDN)
$75	$800,000
$100	$1,050,000

The Ben Lomond Property is subject to the following royalties:

- a royalty equal to AUD$0.50 per pound U₃O₈ recoverable from any feasibility study completed with respect to the Ben Lomond Property on or prior to the date that is 30 days after the mill operates at 90% planned capacity; or

- after the mill operates at 90% capacity, a 1% net smelter return royalty on all marketable minerals produced from the mineral claims that comprise the Ben Lomond property; and a 1% net smelter returns royalty on all marketable minerals produced from the mineral claims that comprise the Ben Lomond Property.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

(f) Mountain Lake Uranium Project

On July 16, 2020, the Company entered into on option agreement with IsoEnergy Ltd. ("IsoEnergy") and received shareholder and TSXV conditional approval on August 3, 2021.

Pursuant to the option agreement, the Company has a right to acquire a 100% interest in the Mountain Lake uranium project in Nunavut, Canada.

Under the terms of the option agreement, the Company paid initial consideration to IsoEnergy of 900,000 common shares and a cash payment of $20,000 on August 10, 2021. The share consideration is valued at a market price of $1.91 per share, based on the quoted market price of the Company's shares issued at the transaction date.

The option is exercisable at the Company's election on or before the second anniversary of the effective date, upon payment of $1,000,000 payable in cash or shares at a price per share equal to the five-day VWAP of CUR shares up to the second last trading day prior to the exercise date of the option and reimbursement of certain expenditures incurred by IsoEnergy on the project. The Company is also required to reimburse IsoEnergy for certain expenditures incurred during the option period.

If the Company elects to exercise its option acquire the project, IsoEnergy will also be entitled to receive the following contingent payments, payable in cash or shares, at the Company's election:

Uranium Spot Price	Vendor Payment
(USD)	(CDN in Cash or Shares)
$50	$410,000
$75	$615,000
$100	$820,000

The Company's obligation to make the contingent payments will expire 10 years following the date the option is exercised. In the event that the first contingency payment has been paid by the Company upon the uranium spot price reaching USD$50, IsoEnergy will have the one-time option to elect to receive $205,000 in lieu of, and not in addition to, each of the second and the third contingent payments for a total aggregate amount of $410,000. If elected by IsoEnergy, such $410,000 will be payable at the Company's option in cash or shares.

(g) Milo Project

On November 10, 2021, the Company announced that it had signed a definitive sale and purchase agreement with Isa Brightlands Pty Ltd (the "Vendor"), a wholly owned subsidiary of GBM Resources ("GBM"), to acquire a 100% interest in the Milo Uranium, Copper, Gold, Rare Earth Project (the "Milo Project"). The Milo Project consists of EPM (Exploration Permit - Minerals) rights located in Northwestern Queensland.

On April 20, 2022, the Company issued 750,000 common shares, with a value of $1,942,500 based on the value of share consideration priced at $2.59 per share, based on the quoted market price of the Company's shares at the transaction date (note 9(v)).

(h) Queensland Projects

On September 6, 2022, the Company announced it entered into a definitive share sale and purchase agreement with GlobalOreInvestments Pty Limited ("GOI") pursuant to whereby CUR has agreed to acquire from GOI all of the outstanding shares of Management X Pty Ltd. ("Management X"), a privately owned Australian exploration company which holds a 100% undivided interest in the West Newcastle Range, Teddy Mountain and Ardmore East Projects.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

Pursuant to the purchase agreement, on December 13, 2022, the Company issued 598,843 common shares with a value of $928,207 based on the value of share consideration priced at $1.55 per share, based on the quoted market price of the Company's shares at the transaction date (note 9(iii)) and $200,000 in cash upon granting of the West Newcastle Range, Teddy Mountain and Ardmore East exploration licences.

There were no material assets or liabilities assumed upon the acquisition of Management X.

The Company has an obligation to make contingent payments of 200,000 CUR shares, if the following milestones are met within eight years: The price of uranium exceed $60/lbs as published by UxC, LLC; and a National Instrument 43-101 compliant mineral resources estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 Mlbs of U₃O₈, or with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 3.0 Mlbs of U₃O₈ equivalent (note 18).

(i) Virginia Energy Resources Inc.

On November 15, 2022, the Company entered into a definitive agreement to acquire all the issued and outstanding common shares of Virginia Energy Resources Inc. ("Virginia Energy") by way of court-approved plan of arrangement. Virginia Energy owns 100% of Coles Hill Uranium Project located in south central Virginia, United States.

In connection with the transaction, CUR and Virginia Energy entered into a subscription agreement which Virginia Energy has agreed to issue and CUR has agreed to purchase, on a non-brokered private placement basis 2,000,000 Virginia Energy shares at a price of $0.50 per share for cash consideration of $1,000,000. The private placement closed on December 6, 2022. See note 10.

The transaction closed January 24, 2023 (note 19).

6. PROPERTY, EQUIPMENT AND LEASE LIABILITY

For the years ended December 31, 2022 and 2021, the Company's property and equipment comprised:

	Right-of-	Leasehold
	use asset	Improvements	Furniture	Vehicles	Total
Cost
Balance, January 1, 2021	$85,558	$-	$-	$-	$85,558
Additions, lease modification	23,886	-	-	-	23,886
Balance, December 31, 2021	$109,444	$-	$-	$-	$109,444
Additions	-	154,608	16,746	77,387	248,741
Balance, December 31, 2022	109,444	154,608	16,746	77,387	358,185
Accumulated depreciation
Balance, January 1, 2021	20,827	-	-	-	20,827
Depreciation	44,866	-	-	-	44,866
Lease modification	(32,385)	-	-	-	(32,385)
Balance, December 31, 2021	33,308	-	-	-	33,308
Depreciation	57,101	-	-	11,608	68,709
Balance, December 31, 2022	90,409	-	-	11,608	102,017
Net book value:
Balance, December 31, 2021	76,136	-	-	-	76,136
Balance, December 31, 2022	$19,035	$154,608	$16,746	$65,779	$256,168

Leasehold improvements and furniture acquired in 2022 was not amortized as it was not in use.

On April 1, 2020, the Company entered a lease paying $2,500 per month until April 30, 2023. The discount rate applied to the lease was 5%. As of April 1, 2020, the Company recognized a right-of-use asset and a lease liability of $85,558 in respect of this lease. On June 1, 2021, the Company amended the lease payments to $5,000 per month over the same term. A discount rate of 5% has been applied to the increased value. Given the lease modification, on June 1, 2021, the Company recognized a modification to the right- of-use asset and lease liability.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

	Year ended	Year ended
	December 31, 2022	December 31, 2021
Opening	$77,246	$65,943
Lease modification	-	54,722
Interest expense	2,559	4,081
Payments	(60,000)	(47,500)
Ending	$19,805	$77,246
Less current portion	(19,805)	(60,000)
Long-term lease liability	$-	$17,246

Minimum lease payments remaining in 2023 are $20,000.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2022	December 31, 2021
Trade payables	$363,807	$505,591
Accrued liabilities	626,766	246,747
Payroll liabilities	438,668	570,470
Property payments	814,812	4,248,592

	$2,244,053	$5,571,400

8. ASSET RETIREMENT OBLIGATION

A provision for environmental rehabilitation was recognized on the Energy Fuels mineral properties area (see note 5(a)) in the amount of $1,364,00 (December 31, 2021 - $1,300,000) and the Ben Lomond property for $378,000 (December 31, 2021 - $nil). The Energy Fuels mineral properties areas requires amounts to be held on deposit in the amount of $1,738,781 (December 31, 2021 - 1,377,517) and the Ben Lomond property requires an amount held on deposit for $99,122 (December 31, 2021 - $nil). The provision is based on the regulatory bodies estimates of projected reclamation costs and the bond required for exploration activities. The asset retirement obligation is estimated at an undiscounted amount of $2,163,297 over a period of 3 to 10 years, and discounted using a risk-free rate varying from 3.30% to 3.94%.

	December 31, 2022	December 31, 2021
Balance, beginning of year	$1,300,000	$-
Change in estimates	442,000	1,300,000
Balance, end of year	$1,742,000	$1,300,000

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

9. SHARE CAPITAL

(a) Common Shares

The Company's authorized share capital is an unlimited number of common shares without par value.

	Number of shares
	outstanding	Amount
Balance, December 31, 2020	29,426,842	$24,374,002
Private placements, net of issuance costs (ix, x, xi)	19,447,938	29,165,931
Shares issued in acquisitions (xiii, xiv, xv, xvi, xvii)	15,683,652	42,616,040
Shares issued for services (xiv)	83,786	242,979
Warrant exercises (xviii)	6,605,988	7,009,500
Option exercises (xviii)	756,667	1,552,434
Share-based compensation (xix, xx)	31,954	71,670
Balance, December 31, 2021	72,036,827	$105,032,556
Shares issued in acquisitions (iii, iv, v, vi, vii)	3,885,808	8,463,638
Warrant exercises (viii)	2,832,311	1,371,968
Option exercises (viii)	52,500	53,308
Share-based compensation (i, ii)	194,670	322,126
Balance, December 31, 2022	79,002,116	$115,243,596

During the year ended December 31, 2022, the Company issued the following common shares:

i. On December 28, 2022, the Company issued 171,670 common shares with a value of $283,256 in relation to the Company's RSU grant of December 24, 2021.

ii. On December 20, 2022, the Company issued 23,000 common shares with a value of $38,870 in relation to the Company's RSU grant of December 1, 2021.

iii. On December 13, 2022, the Company issued 598,843 common shares with a value of $928,207 based on the value of share consideration price at $1.55 per share based on the quoted market price of the Company's shares issued at the transaction date for the acquisition of the Queensland project in Australia. See note 5(h)

iv. On September 30, 2022, the Company issued 1,340,548 common shares with a value of $2,453,203 based on the value of share consideration price at $1.83 per share based on the quoted market price of the Company's shares issued at the transaction date to Mega to complete the option exercise on the Ben Lomond uranium project in Australia and the spot price contingent payment. See note 5(e).

v. On April 20, 2022, the Company issued 750,000 common shares with a value of $1,942,500 based on the value of share consideration price at $2.59 per share based on the quoted market price of the Company's shares issued at the transaction date to complete its Milo Project acquisition. See note 5(g).

vi. On April 14, 2022, the Company issued 374,441 common shares with a value of $928,614 based on the value of share consideration price at $2.48 per share based on the quoted market price of the Company's shares issued at the transaction date to Green Shift to satisfy all future contingent payments owed in relation to the Laguna Salada Project. See note 5(c).

vii. On February 18, 2022, the Company issued 821,976 common shares with a value of $2,211,115 based on the value of share consideration price at $2.69 per share based on the quoted market price of the Company's shares issued at the transaction date to complete its Matoush acquisition. See note 5(b).

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

viii. During the year ended December 31, 2022, 2,832,311 of the Company's warrants and 52,500 of the Company's options were exercised, generating net proceeds of $1,051,508.

During the year ended December 31, 2021, the Company issued the following common shares:

ix. On November 22, 2021, the Company closed a private placement financing consisting of an aggregate of 7,547,453 units of the Company at a price of $2.65 per unit for aggregate gross proceeds of $20,000,750. Each unit is comprised of one common share of the Company and one half of one common share purchase warrant of the Company. Each whole warrant is exercisable to acquire one common share of the Company at a price of $4.00 at any time on or before November 22, 2023. The valuation of the warrants was estimated in the amount of $3,803,000 using the Black-Scholes model. Assumptions used in this valuation are outlined in note 9(a)(xii) below.

Cash commissions in connection with the offering were $1,200,045, and the Company issued 452,847 warrants to the underwriters of the offering. Each broker warrant is exercisable to acquire one common share of the Company at a price of $2.65 at any time on or before November 22, 2023. Broker warrants have been accounted for using the Black-Scholes model. The value assigned to the broker warrants is $540,712, reflecting a fair value per warrant of $1.19. Assumptions in this valuation are outlined in note 9(a)(xii) below. In connection with the private placements, the Company incurred additional financing costs of $177,350.

In addition, in satisfaction of $4,968,975 of the deferred cash payments that the Company owes to certain wholly owned subsidiaries of Energy Fuels Inc. ("EFR") pursuant to the asset purchase agreement announced on July 15, 2021 that closed on October 27, 2021, the Company issued to EFR 1,875,085 Units of the Company, consisting of 1,875,085 common shares of the Company and 937,542 warrants. The valuation of the warrants was estimated in the amount of $945,000 using the Black-Scholes model. Assumptions used in this valuation are outlined in note 9(a)(xii) below. All securities issued in connection with the offering and to EFR were subject to a statutory hold period under Canadian securities legislation ending on March 23, 2022.

x. On June 3, 2021, the Company closed a private placement financing consisting of an aggregate of 5,400,000 units of the Company at a price of $1.80 per unit for aggregate gross proceeds of $9,000,720. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share at a price per share of $2.60 until June 3, 2023. The valuation of the warrants was estimated in the amount of $1,647,000 using the Black-Scholes model. Assumptions used in this valuation are outlined in note 9(a)(xii) below. Management and directors subscribed to 78,334 units of the offering for proceeds of $141,001.

Cash commissions in connection with the offering were $540,043, and the Company issued 300,024 warrants to the underwriters of the offering. Each broker warrant is exercisable to acquire one common share of the Company at a price of $1.80 at any time on or before June 3, 2023.

Broker warrants have been accounted for using the Black-Scholes model. The value assigned to the broker warrants is $172,405, reflecting a fair value per warrant of $1.31. Assumptions in this valuation are outlined in note 9(a)(xii) below. In connection with the private placements, the Company incurred additional financing costs of $138,462.

xi. On March 4, 2021, the Company closed a private placement financing consisting of an aggregate of 5,025,000 units of the Company at a price of $1.20 per unit for aggregate gross proceeds of $6,030,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable to acquire one common share at a price of $1.80 per share until March 4, 2024. The valuation of the warrants was estimated in the amount of $1,242,000 using the Black-Scholes model. Assumptions used in this valuation are outlined in note 9(a)(xii) below. Management and directors subscribed to 40,000 units of the offering for proceeds of $48,000.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

Cash commissions in connection with the offering were $422,100, and the Company issued 351,750 warrants to the underwriters of the offering. Each broker warrant is exercisable to acquire one common share of the Company at a price of $1.20 at any time on or before March 4, 2023.

Broker warrants have been accounted for using the Black-Scholes model. The value assigned to the broker warrants is $202,115, reflecting a fair value per warrant of $1.13. Assumptions in this valuation are outlined in note 9(a)(xii) below. In connection with the private placement, the Company incurred additional financing costs of $169,032.

xii. Assumptions applied in the Black-Scholes valuation for warrants are outlined below.

	note 9(a)(ix)	note 9(a)(x)	note 9(a)(xi)
	22-Nov-21	03-Jun-21	04-Mar-21
Expected stock price volatility	118%	105-110%	105-110%
Expected life of warrants	2 years	2-3 years	2-3 years
Risk-free interest rate	1.04%	1.25%	1.25%
Expected dividend yield	0%	0%	0%
Stock price	$2.15	$0.95	$0.95
Exercise price	$2.65 - $4.00	$1.80 - $2.60	$1.20 - $1.80

xiii. On October 27, 2021, the Company issued 191,570 shares at a value of $2.74 per share based on the quoted market price of the Company's shares acquired at the transaction date for the acquisition of the Moran Lake project. See note 16.

xiv. On October 27, 2021, the Company issued 11,860,101 shares for the acquisition of the Energy Fuels asset portfolio at a valuation of $34,987,298 based on the quoted market price of the

Company's shares acquired at the transaction date. An additional 1,875,085 shares were issued through the Company's private placement on November 22, 2021 upon the exercise of Energy Fuels' acceleration right. See Note 5(a). In addition, 83,786 common shares were issued in settlement of financial advisory fees related to the transaction.

xv. On August 19, 2021, the Company issued 2,000,000 shares for its Matoush acquisition, see note 5(b).

xvi. On August 10, 2021, the Company paid consideration of $1,791,000 pursuant to its Mountain Lake property option agreement through the issuance of 900,000 common shares. See note 5(f).

xvii. On June 11, 2021, the Company paid consideration of $125,000 pursuant to its Laguna Salada property option agreement by the issuance of 56,306 common shares. On December 21, 2021, an additional $1,500,000 payment was satisfied through the issuance of an additional 675,675 common shares. See note 5(c).

xviii. During the year ended December 31, 2021, 6,605,988 of the Company's warrants and 756,667 of the Company's stock options were exercised, generating proceeds of $6,308,661.

xix. On April 9, 2021, the Company cancelled 6,046 restricted stock units ("RSUs") and reissued 15,000 RSUs, pursuant with the RSU grant of December 30, 2020.

xx. On December 9, 2021, the Company issued 23,000 common shares in relation to the Company's RSU grant of December 1, 2021.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

(b) Warrants

Below is a summary of changes to warrants for the years ended December 31, 2022 and 2021:

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2020	15,135,942	$1.01
Granted	10,828,589	2.98
Exercised	(6,605,989)	0.83
Expired	(2,372,514)	2.70
Balance, December 31, 2021	16,986,028	$2.10
Exercised	(2,832,311)	0.36
Adjustment for LUR spinout (note 16)	873,023	-
Balance, December 31, 2022	15,026,740	$2.29

The Company received $1,020,558 in proceeds from the exercise of warrants during the year ended December 31, 2022 (year ended December 31, 2021 - $5,452,561).

In relation to the Company's Spin-Out Transaction (see note 16), the number of warrants outstanding were adjusted on a pro rata basis. The fair value of the warrants was unchanged.

As at December 31, 2022 the Company had the following warrants outstanding:

		Number of	Remaining life at
Expiry date	Exercise price	warrants	December 31, 2022
01-Oct-23	$0.71	2,021,420	0.8 years
01-Oct-23	$0.47	340,504	0.8 years
30-Dec-23	$1.13	1,696,596	1 years
30-Dec-23	$0.75	173,443	1 years
04-Mar-24	$1.70	2,393,480	1.2 years
04-Mar-23	$1.13	190,841	0.2 years
03-Jun-23	$2.45	2,454,271	0.4 years
03-Jun-23	$1.70	282,223	0.4 years
22-Nov-23	$3.77	4,993,944	0.9 years
22-Nov-23	$2.50	480,018	0.9 years
Balance, December 31, 2022	$2.29	15,026,740	0.8 years

As of December 31, 2022, there were 7,928,233 anti-dilutive warrants (December 31, 2021 - 16,986,028)

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

(c) Stock Options

Pursuant to the Company's stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, entitling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of five years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option activity for the years ended December 31, 2022 and 2021 is summarized as follows:

	Number of	Weighted average
	options	exercise price
Balance, December 31, 2020	2,045,000	$0.72
Granted	4,210,000	2.25
Exercised	(756,667)	1.13
Forfeited	(115,000)	2.00
Balance, December 31, 2021	5,383,333	$1.83
Granted	1,450,000	1.71
Exercised	(52,500)	0.59
Forfeited	(235,266)	1.91
Expired	(359,367)	1.34
Adjustment for LUR spinout (note 5 & 15)	320,000	-
Balance, December 31, 2022	6,506,200	$1.75
Exercisable, December 31, 2022	3,769,077	$1.58

The Company received proceeds of $30,950 from the exercise of stock options during the year ended December 31, 2022 (year ended December 31, 2021 - $856,100).

In relation to the Company's Spin-Out Transaction (see note 16), the number of options outstanding were adjusted on a pro rata basis. The fair value of the options was unchanged.

As at December 31, 2022, the Company had the following stock options outstanding:

				Remaining
				contractual life of
Number of options	Exercise price per	Number of options	Exercise price per	options outstanding
outstanding	option	exercisable	option	(years)	Expiry date
90,100	$1.89	90,100	$1.89	0.6	08-Aug-23
636,000	$0.28	636,000	$0.28	2.5	18-Jun-25
159,000	$0.47	159,000	$0.47	2.5	09-Jul-25
53,000	$0.49	53,000	$0.49	2.6	05-Aug-25
402,800	$0.51	402,800	$0.51	2.8	15-Oct-25
21,200	$0.58	21,200	$0.58	2.9	25-Nov-25
53,000	$0.57	53,000	$0.57	2.9	03-Dec-25
31,800	$1.15	21,200	$1.15	3.1	01-Feb-26
773,800	$1.58	257,934	$1.58	3.2	26-Mar-26
821,500	$2.11	273,833	$2.11	3.4	09-Jun-26
530,000	$2.46	353,333	$2.46	3.9	01-Dec-26
1,484,000	$2.63	989,336	$2.63	4.0	24-Dec-26
175,000	$1.94	58,333	$1.94	4.4	30-May-27
50,000	$1.69	-	$1.69	4.5	14-Jul-27
100,000	$2.34	25,000	$2.34	4.7	06-Sep-27
1,125,000	$1.62	375,008	$1.62	5.0	30-Dec-27
6,506,200	$1.75	3,769,077	$1.58	3.7

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

On December 30, 2022, the Company granted incentive stock options to certain officers, directors, employees and consultants of the Company to purchase a total of 1,125,000 common shares pursuant to the Company's long-term omnibus incentive plan. The options are exercisable at a price of $1.62 per common share for a period of five years. 375,008 options vested immediately, and the remaining options vest one half on December 30, 2023 and one half on December 30, 2024. The options have a fair value per option granted of $1.34. Directors and officers were granted 775,000 options.

On September 6, 2022, the Company granted incentive stock options to a consultant of the Company to purchase a total of 100,000 common shares pursuant to the Company's long-term omnibus incentive plan. The options are exercisable at a price of $2.34 per common share for a period of five years. 1/4 vests in 3- month intervals until September 6, 2023. The options have a fair value per option granted of $1.97.

On July 14, 2022, the Company granted incentive stock options to an employee of the Company to purchase a total of 50,000 common shares pursuant to the Company's long-term omnibus incentive plan. The options are exercisable at a price of $1.69 per common share for a period of five years. The options vest one third each year, over a three year term. The options have a fair value per option granted of $1.42.

On May 30, 2022, the Company granted incentive stock options to consultants of the Company to purchase a total of 175,000 common shares pursuant to the Company's long-term omnibus incentive plan. The options are exercisable at a price of $2.00 per common share for a period of five years. 58,333 options vested immediately and the remaining options vest one half on May 30, 2023 and one half on May 30, 2024. The options have a fair value per option granted of $1.62.

On December 24, 2021, the Company granted incentive stock options to certain officers, directors and consultants of the Company to purchase a total of 1,450,000 common shares pursuant to the Company's long-term omnibus incentive plan. The options are exercisable at a price of $2.79 per common share for a period of five years. 486,333 options vested immediately, and the remaining options vest one half on December 24, 2022 and one half on December 24, 2023. The options have a fair value per option granted of $1.97. Directors and officers were granted 1,000,000 options.

On December 2, 2021, the Company granted incentive stock options to an officer of the Company to purchase a total of 500,000 common shares pursuant to the Company's long-term omnibus incentive plan. The options are exercisable at a price of $2.61 per common share for a period of five years. 166,667 (one- third) of the options vested immediately, and the remaining options vest one half on December 1, 2022 and one half on December 1, 2023. The options have a fair value per option granted of $1.82.

On June 9, 2021, the Company granted incentive stock options to certain officers, directors and consultants of the Company to purchase a total of 975,000 common shares pursuant to the Company's long-term omnibus incentive plan. The options are exercisable at a price of $2.23 per common share for a period of five years. The options vest one third each year, over a three-year term. The options have a fair value per option granted of $1.54. Directors and officers were granted 350,000 options.

On March 26, 2021, the Company granted incentive stock options to certain officers, directors and consultants of the Company to purchase a total of 755,000 common shares pursuant to the Company's long-term omnibus incentive plan. The options are exercisable at a price of $1.67 per common share for a period of five years. The options vest one third each year, over a three-year term. The options have a fair value per option granted of $1.32. Directors and officers were granted 500,000 options.

On February 26, 2021, the Company granted 300,000 stock options to consultants of the Company to purchase a total of 300,000 common shares. The options are exercisable at a price of $1.32 per common share for a period of five years. The options vest immediately. The options have a fair value per option granted of $1.04.

On February 1, 2021, the Company granted incentive stock options to consultants of the Company to purchase a total of 230,000 common shares. The options are exercisable at a price of $1.22 per common share for a period of five years. 200,000 vested immediately and 30,000 will vest one-third annually, with one-third vesting immediately. The options have a fair value per option granted of $0.96.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates.

As of December 31, 2022, there were 2,114,000 anti-dilutive stock options (December 31, 2021 - 5,383,333)

For stock option grants, the following assumptions were applied in their valuation:

Year ended
	December 31, 2022	December 31, 2021
Expected stock price volatility	118%-122%	89%-110%
Expected life of options	5 year	5 years
Risk-free interest rate	2.66%-3.41%	1.25%
Expected dividend yield	0.00%	0.00%
Stock price	$1.62- $2.34	$1.22-$2.79
Exercise price	$1.62- $2.34	$1.22-$2.79

(d) Restricted Share Units

Pursuant to the Company's Omibus Long-Term Incentive Plan, directors may, from time to time, authorize the issuance of restricted share units ("RSUs") to directors, officers, employees and consultants of the Company ("Participants"), entitling them to acquire up to 10% of the issued and outstanding common shares of the Company. Pursuant to the terms of each RSU award agreement, Participants will receive, upon vesting of the RSUs, cash or common shares of the Company, issued from treasury, at the Company's discretion. RSU vesting terms are specific to each individual grant as determined by the Board of Directors. The Company currently has RSUs vesting based on time conditions. The fair value of the RSUs is expensed over the vesting period specific to the grant or at the grant date for those that vest immediately.

On December 30, 2022, the Company granted 225,000 RSU's to directors, officers, and consultants of the Company. The RSU's were issued at $1.62 per common share, vesting one third each year over a three- year term. Directors and officers were issued 200,000 RSU's.

On December 24, 2021, the Company granted 650,000 RSU's to directors, officers, and consultants of the Company. The RSU's were issued at $2.77 per common share, vesting one third each year over a three- year term. Directors and officers were issued 390,000 RSU's.

On December 1, 2021, the Company granted 150,000 restricted share units ("RSU's") to an officer of the Company. The RSU's were issued at $2.61 per common share. 50,000 RSU's vested immediately and the remaining 100,000 RSU's vest annually over a two-year term.

As of December 31, 2022, there were 750,000 anti-dilutive RSUs (December 31, 2021 - 750,000).

10. OTHER INVESTMENT

In connection with the Virginia Energy transaction, CUR and Virginia Energy entered into a subscription agreement which Virginia Energy has agreed to issue and CUR has agreed to purchase, on a non-brokered private placement basis 2,000,000 Virginia Energy shares at a price of $0.50 per share for cash consideration of $1,000,000. The private placement closed on December 6, 2022. See note 5(i).

The Company holds 3,500,000 common shares of Meliadine Gold Ltd. On January 15, 2021, the Company purchased 1,500,000 common shares at a cost of $0.10 per share, and an additional 2,000,000 common shares were received as proceeds on the same date from a terminated earn-in agreement entered into on January 6, 2021, representing a termination payment of $160,000 included in the consolidated statement of loss.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

	Virginia Energy	Meliadine Gold	Total
Opening, January 1, 2021	$-	$-	$-
Additions	-	310,000	310,000
Unrealized gain	-	(310,000)	(310,000)
Closing, December 31, 2021	-	-	-
Additions	1,000,000	-	1,000,000
Unrealized gain/(loss)	(200,000)	-	(200,000)
Closing, December 31, 2022	$800,000	$-	$800,000

11. MANAGEMENT OF CAPITAL

The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2022 and 2021.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than of the TSX Venture Exchange ("TSXV") which requires adequate working capital or financial resources of the greater of (i) $50,000 and (ii) an amount required in order to maintain operations and cover general and administrative expenses for a period of 12 months.

As of December 31, 2022, the Company believes it is compliant with the policies of the TSXV.

12. EXPENSES

Professional fees expenses for the years ended December 31, 2022 and 2021 were comprised of the following:

	For the year ended December 31,
	2022	2021
Legal	$771,358	$1,151,898
Accounting	217,600	80,888
Corporate Development	855,151	641,939
Financial advisory	2,146,458	1,797,345
Professional fees	$3,990,567	$3,672,070

Shareholder communication expenses for the years ended December 31, 2022 and 2021 were comprised of the following:

	For the year ended December 31,
	2022	2021
Investor relations costs	$210,575	$148,461
Filing and listing fees	332,778	251,458
Marketing and promotion	559,979	1,981,736
Shareholder Communications	$1,103,332	$2,381,655

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

13. SEGMENTED INFORMATION

The Company has one operating segment in three geographic areas in North America, Australia and Argentina, with the corporate office in Canada. Segmented disclosure and Company-wide information is as follows:

December 31, 2022	North America	Australia	Argentina	Total
Current assets	$16,975,045	$241,628	$268,361	$17,485,033
Non-current assets	2,894,071	-	-	2,894,071
Total assets	$19,869,116	$241,628	$268,361	$20,379,104
Total liabilities	$3,853,673	$93,720	$58,465	$4,005,858

December 31, 2021	North America	Australia	Argentina	Total
Current assets	$33,116,772	$43,007	$-	$33,159,779
Non-current assets	1,453,653	-	-	1,453,653
Total assets	$34,570,425	$43,007	$-	$34,613,432
Total liabilities	$6,936,045	$12,601	$-	$6,948,646

Year ended December 31, 2022	North America	Australia	Argentina	Total
Mineral property acquisition and exploration expenditures	$3,320,685	$7,392,624	$2,311,801	$13,025,110
Share-based compensation	4,474,289	-	-	4,474,289
Professional fees	3,955,303	35,264	-	3,990,567
Consulting fees and salaries	2,317,069	216,330	-	2,533,399
Shareholder communications	1,103,332	-	-	1,103,332
Office and other	296,982	28,691	91,747	417,420
Travel	227,522	1,748	-	229,270
Depreciation	68,709	-	-	68,709
Total operating expenditures	$15,763,891	$7,674,657	$2,403,548	$25,842,096

Year ended December 31, 2021	North America	Australia	Argentina	Total
Mineral property acquisition and exploration expenditures	$57,011,434	$500,000	$2,211,642	$59,723,076
Share-based compensation	3,181,507	-	-	3,181,507
Professional fees	3,652,960	19,110	-	3,672,070
Consulting fees and salaries	1,652,170	-	-	1,652,170
Shareholder communications	2,381,655	-	-	2,381,655
Office and other	86,312	46,312	-	132,624
Depreciation	44,866	-	-	44,866
Total operating expenditures	$68,010,904	$565,422	$2,211,642	$70,787,968

14. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, restricted cash, amounts receivable, marketable securities, other investments, accounts payable and accrued liabilities, and lease liability. The risks associated with these financial instruments and the policies regarding their management are discussed below. Management monitors these risk exposures to ensure appropriate measures are implemented in a timely and effective manner.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

The carrying value of the Company's financial instruments are classified into the following categories:

		December 31,	December 31,
Financial Instrument	Category	2022	2021
Cash and cash equivalents	Amortized cost	$14,834,706	$29,569,409
Restricted cash	Amortized cost	55,000	35,000
Amounts receivable	Amortized cost	413,828	923,614
Marketable securities	FVOCI	1,642,583	1,550,042
Other investments	FVOCI	800,000	-
Accounts payable and accrued liabilities	Amortized cost	2,244,053	5,571,400
Lease liability	Amortized cost	19,805	60,000

Fair value

The Company's financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of input described in the following hierarchy:

- Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly such as quoted prices for similar assets or liabilities in active markets or indirectly such as quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions.

- Level 3 - applies to assets or liabilities for which there are unobservable market data.

The Company's financial instruments recorded at fair value consist of cash and cash equivalents, restricted cash, marketable securities and other investments are measured based on Level 1 inputs.

The book value of amount receivable, accounts payable and accrued liabilities, and current lease liabilities approximate their fair value due to the short-term nature of these instruments.

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the years ended December 31, 2022 and 2021. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

	December 31, 2022	December 31, 2021
Opening balance	$-	$-
Acquisition	-	310,000
Unrealized loss	-	(310,000)
Closing balance	$-	$-

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) company- specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available are inherently uncertain, and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments.

Financial risk management objectives and policies

Interest rate risk - The Company is not exposed to significant interest rate risk.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

Currency risk - Currency risk is the risk to the Company's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is exposed to foreign currency exchange risk on cash held in Australian and U.S. dollars, and property payments made in United States dollars. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2022 and 2021, the Company had the following financial instruments denominated in foreign currency (expressed in Canadian dollars):

December 31, 2022	US Dollars	Australian Dollars
Cash	$712,998	$28,469
Amounts receivable	167,241	62,901
Environmental bonds	1,738,781	99,122
Accounts payable and accrued liabilities	(1,042,934)	(93,720)
	$1,576,086	$96,772

December 31, 2021	US Dollars	Australian Dollars
Cash	$1,403,376	$17,763
Amounts receivable	-	18,180
Environmental bonds	1,377,517	-
Accounts payable and accrued liabilities	(898,578)	(12,601)
	$1,882,315	$23,342

A 10% strengthening (weakening) of the Canadian dollar against the US dollar would decrease (increase) net loss by approximately $157,600 (December 31, 2021 - $188,200).

A 10% strengthening (weakening) of the Canadian dollar against the Australian Dollar would decrease (increase) net loss by approximately $9,700 (December 31, 2021 - $2,300).

Credit risk - Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The credit risk associated with cash is believed to be minimal as cash is on deposit with Canadian banks that are believed to be creditworthy. Amounts receivable is comprised of amounts due from the Government of Canada. The Company does not believe it is exposed to significant credit risk.

Liquidity risk - Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. At December 31, 2022, the Company had cash and cash equivalents balance of $14,834,706 (December 31, 2021 - $29,569,409) to settle current liabilities of $2,263,858 (December 31, 2021 - $5,631,400). The Company's trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

15. RELATED PARTY DISCLOSURES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

Remuneration attributed to key management personnel during the years ended December 31, 2022 and 2021 is summarized as follows:

	For the year ended:
	December 31,	December 31,
	2022	2021
Management fees	$1,397,216	$881,483
Directors' fees	240,000	76,340
Share-based compensation - Management	2,313,422	1,227,194
Share-based compensation - Directors	1,437,020	532,754
	$5,387,658	$2,717,771

As at December 31, 2022 there was $389,340 (December 31, 2021 - $4,340) included in accounts payable and accrued liabilities owing to officers and directors for compensation. See note 18.

As at December 31, 2022, there was $945,703 (December 31, 2021 - $826,592) included in accounts payable and accrued liabilities owing to Energy Fuels Inc. for property payments and costs incurred on the Company's behalf at the Company's mineral properties. Energy Fuels holds 17.4% of the Company's common shares at December 31, 2022 (December 31, 2021- 19.07%). See note 9(a).

Balances owed to related parties are unsecured, non-interest bearing and due on demand.

As at December 31, 2022, LUR and Green Shift are related parties due to common directors and officers.

16. SPIN-OUT TRANSACTION

In November 2020, the Company entered into an option agreement with a private, arm's length party to acquire a 100%, undivided interest, in the Moran Lake Project uranium project in the Central Mineral Belt of Labrador, Canada.

On November 30, 2020, the Company delivered consideration of $150,000, satisfied through the issuance of 253,568 common shares and made a cash payment in the amount of $150,000 to the optionor. The market price of the shares was $0.59, reflecting the 5-day volume weighted average price ("VWAP") of the Company's common shares.

On October 18, 2021, the Company announced the creation and planned Spin-Out Transaction of Labrador Uranium Inc., an entity originally incorporated by CUR focused on the consolidation, exploration and development of uranium projects in Labrador, Canada ("Spin-Out Transaction").

In connection with the spin-out of Labrador Uranium Inc. ("LUR"), the Company provided notice to exercise its option pursuant to the option agreement to acquire the Moran Lake project for consideration of $1,000,000 with $500,000 to be satisfied through the issuance of 191,570 common shares of CUR at a valuation of $524,902, based on the quoted market price of the Company's shares acquired at the transaction date, and $500,000 in cash. The 191,570 shares were issued on October 27, 2021.

To effect the Spin-Out Transaction, the Company entered into an arrangement agreement with LUR (the "Arrangement Agreement"), pursuant to which, among other things, the Company transferred ownership of the Moran Lake Project to LUR in exchange for 16,000,000 common shares of LUR, which the Company distributed to CUR shareholders on a pro rata basis (the "Arrangement"). The Company applied to list the LUR Shares (the "Listing") on the Canadian Securities Exchange (the "CSE"). The CSE listing was completed on March 15, 2022.

The Company distributed the LUR Shares it received under the Arrangement to the Company's shareholders of record on February 14, 2022. Each shareholder received 0.214778 of an LUR share for each common share of the Company held.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

As a result of the distribution of the LUR Shares, the Company recorded a dividend in-kind of $8,720,000 during the year ended December 31, 2022 (year ended December 31, 2021 - $nil). The fair value of the LUR shares dividend was estimated using the November 2021 private placement financing by LUR and a realized gain of $8,720,000 (year ended December 31, 2021 - $nil) was recognized in the consolidated statement of loss for the year ended December 31, 2022.

In connection with the spin-out, the outstanding warrants and options were adjusted on a pro rata basis. The fair value of the warrants and options was unchanged.

On February 22, 2022, after receiving shareholder approval, the Company completed its Spin-Out Transaction and all related acquisitions and financings.

17. INCOME TAXES

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	2022	2021
	$	$

(Loss) before income taxes	(16,754,902)	(72,804,202)
Statutory rate	26.5%	26.5%

Expected income tax recovery based on statutory rate	(4,440,000)	(19,239,000)
Adjustment to expected income tax recovery:
Share-based compensation	1,186,000	843,000
Spin-Out Transaction	(2,311,000)	-
Other	-	472,000
Change in unrecorded deferred tax asset	5,565,000	17,978,000
Deferred income tax provision (recovery)	-	-

Deferred income tax assets and liabilities have been recognized in respect of the following:

	2022	2021
	$	$

Recognized deferred tax assets and liabilities:
Non-capital loss carry-forwards	-	450,755
Investments	-	(450,755)
Deferred income tax liability	-	-

Deferred income tax assets and liabilities have not been recognized in respect to the following deductible temporary differences:

	2022	2021
	$	$
Non-capital loss carry-forwards	15,855,000	12,732,000
Share issue costs	1,924,000	2,405,000
Mineral property costs	78,894,000	65,448,000
Other temporary differences	8,000	8,000
	96,681,000	80,593,000

As at December 31, 2022, the Company has non-capital losses of $15,855,000 which will expire in 2028- 2042. Tax attributes are subject to review and potential adjustments by tax authorities. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

The Company also expects to have tax losses and balances in certain foreign jurisdictions, including the USA, Australia and Argentina.

18. COMMITMENTS AND CONTINGENCIES

The Company is party to certain management contracts. As at the date of this report, these contracts contain minimum commitments of approximately $1,766,000 (December 31, 2021 - $695,000) and additional contingent payments of approximately $2,078,000 (December 31, 2021 - $725,000) upon the occurrence of a change of control. As a triggering effect for a change of control has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

Underlying royalties on the Company's properties are described in notes 5 and 19.

Several of the Company's property acquisition agreements include contingent payments to be made based on the spot price of uranium (see note 5). Contingent payments based on price thresholds not yet reached have not been reflected in these consolidated financial statements.

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

19. SUBSEQUENT EVENTS

Yarranna Uranium projects

The Company entered into a definitive share sale and purchase agreement dated October 30, 2022, with certain entities (the "Sellers") pursuant to which CUR has agreed to acquire all of the outstanding shares of New Standard Resources Pty Ltd. ("New Standard"), a privately owned Australian exploration company which holds a 100% undivided interest in the Yarranna Uranium projects (the "Yarranna Projects") in South Australia. As New Standard did not meet the definition of a business as per IFRS 3, the acquisition was treated as an asset acquisition.

CUR acquired 100% interest in New Standard for consideration comprised of 2,059,732 common shares with a value of $1.81 per share based on the quoted market price of the Company's shares issued at the transaction date. The shares were issued on January 20, 2023.

In addition, CUR has agreed to grant to the Sellers a 2% net smelter returns royalty on the Yarranna Projects, 1% of which can be repurchased by CUR for the payment of $1,000,000.

Coles Hill Uranium Project

On November 15, 2022, the Company entered into a definitive agreement to acquire all the issued and outstanding common shares of Virginia Energy Resources Inc. ("Virginia Energy") by way of court-approved plan of arrangement. Virginia Energy owns 100% of Coles Hill Uranium Project located in south central Virginia, United States.

Under the terms of the transaction, Virginia Energy shareholders received 0.26 of a common share of CUR for each Virginia Energy share held. Upon closing of the transaction, CUR and Virginia Energy will own approximately 82.4% and 17.6% of the outstanding shares of CUR. The transaction was completed January 24, 2023, with the issuance of 17,847,828 shares of CUR to Virginia Energy shareholders and 160,000 shares of CUR for financial advisory.

Stock options

On January 6, 2023, the Company granted 100,000 stock options to consultants of the Company. The options can be exercised at a price of $1.79 per option until January 6, 2028. The options vest 1/3 on grant with the remaining options vesting in equal parts on the one-year and two-year anniversary of the date of grant.

CONSOLIDATED URANIUM INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Expressed in Canadian Dollars For the years ended December 31, 2022 and 2021

On January 24, 2023, in connection with the Virginia Energy transaction closing, 1,375,000 Virginia Energy options were exchanged for 357,500 CUR options with an exercise price of $0.36 and an expiry date of April 24, 2023. These options were all exercised.

Warrants

On February 16, 2023, the Company received $4,570 in proceeds from the exercise of 4,044 warrants and on March 13, 2023, the Company received $1,882 in proceeds from the exercise of 2,650 warrants.

On March 4, 2023, 186,797 warrants expired.

Property and Equipment

On January 1, 2023, the Company entered a lease paying $13,000 per month until December 31, 2027.